Assurant, Inc.

One Chase Manhattan Plaza

New York, NY 10005

April 19, 2006

Ms. Dana Hartz

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Assurant, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 001-31978

Dear Ms. Hartz:

Thank you for your letter of April 7, 2006 concerning the Staff’s review of the Assurant, Inc. Form 10-K for the fiscal year ended December 31, 2005. We anticipate that in order to provide the Staff a comprehensive response, it will be necessary for the Registrant to coordinate the review and input of the Registrant’s management and its external legal and accounting advisors. Accordingly, this is to advise you that the Registrant anticipates providing a response to the Staff’s comments by May 5, 2006. Of course, if the Registrant is in a position to provide its response prior to that date, it will do so.

I may be contacted directly by phone, at (212) 859-7027, or by fax, at (212) 859-7010.

Very truly yours,

/s/ P. Bruce Camacho

P. Bruce Camacho

Chief Financial Officer